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Exhibit 12

Hawaiian Electric Industries, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

Nine months ended September 30	2014(1)	2014(2)	2013(1)	2013(2)
(dollars in thousands)
Fixed charges
Total interest charges	$64,032	$67,806	$63,253	$67,123
Interest component of rentals	4,772	4,772	4,830	4,830
Pretax preferred stock dividend requirements of subsidiaries	2,177	2,177	2,133	2,133

Total fixed charges	$70,981	$74,755	$70,216	$74,086

Earnings
Pretax income from continuing operations	$208,428	$208,428	$185,093	$185,093
Fixed charges, as shown	70,981	74,755	70,216	74,086
Interest capitalized	(2,998)	(2,998)	(5,115)	(5,115)

Earnings available for fixed charges	$276,411	$280,185	$250,194	$254,064

Ratio of earnings to fixed charges	3.89	3.75	3.56	3.43

Years ended December 31	2013(1)	2013(2)	2012(1)	2012(2)	2011(1)	2011(2)
(dollars in thousands)
Fixed charges
Total interest charges	$85,315	$90,407	$83,020	$89,443	$87,592	$96,575
Interest component of rentals	6,345	6,345	6,493	6,493	4,757	4,757
Pretax preferred stock dividend requirements of subsidiaries	2,866	2,866	2,924	2,924	2,914	2,914

Total fixed charges	$94,526	$99,618	$92,437	$98,860	$95,263	$104,246

Earnings
Pretax income from continuing operations	$245,857	$245,857	$215,517	$215,517	$214,162	$214,162
Fixed charges, as shown	94,526	99,618	92,437	98,860	95,263	104,246
Interest capitalized	(7,097)	(7,097)	(4,355)	(4,355)	(2,498)	(2,498)

Earnings available for fixed charges	$333,286	$338,378	$303,599	$310,022	$306,927	$315,910

Ratio of earnings to fixed charges	3.53	3.40	3.28	3.14	3.22	3.03

Hawaiian Electric Industries, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

(continued)

Years ended December 31	2010(1)	2010(2)	2009(1)	2009(2)
(dollars in thousands)
Fixed charges
Total interest charges(3)	$87,191	$101,887	$85,827	$119,873
Interest component of rentals	4,282	4,282	5,339	5,339
Pretax preferred stock dividend requirements of subsidiaries	3,001	3,001	2,868	2,868

Total fixed charges	$94,474	$109,170	$94,034	$128,080

Earnings
Pretax income from continuing operations	$181,357	$181,357	$126,934	$126,934
Fixed charges, as shown	94,474	109,170	94,034	128,080
Interest capitalized	(2,558)	(2,558)	(5,268)	(5,268)

Earnings available for fixed charges	$273,273	$287,969	$215,700	$249,746

Ratio of earnings to fixed charges	2.89	2.64	2.29	1.95

(1)
Excluding interest on ASB deposits.

(2)
Including interest on ASB deposits.

        For purposes of calculating the ratio of earnings to fixed charges, "earnings" represent the sum of (i) pretax income from continuing operations (before adjustment for undistributed income or loss from equity investees) and (ii) fixed charges (as hereinafter defined, but excluding capitalized interest). "Fixed charges" are calculated both excluding and including interest on ASB's deposits during the applicable periods and represent the sum of (i) interest, whether capitalized or expensed, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense, and (iv) the non-intercompany preferred stock dividend requirements of HEI's subsidiaries, increased to an amount representing the pretax earnings required to cover such dividend requirements.

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  Exhibit 12
Hawaiian Electric Industries, Inc. and Subsidiaries COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (unaudited)
Hawaiian Electric Industries, Inc. and Subsidiaries COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (unaudited) (continued)